UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

United eSystems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ron Katz 82 Roslyn Avenue Sea Cliff, NY 11579
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ron Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,963,462
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,963,462
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,963,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). American Timeshare Associates, Inc. 11-2955430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,802,116
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,802,116
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,802,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Net Com Data Corp. of N.Y. 11-3317217
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,346
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 161,346
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the statements on Schedule 13D which was filed on October 6, 2008 (the “Schedule 13D”) with the Securities Exchange Commission and relates to the common stock (the “Issuer Common Stock”) of United eSystems, Inc., a Nevada corporation (the “Issuer”).

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

ATA originally received 2,880,000 shares of Issuer Common Stock and NCDC received 320,000 shares of Issuer Common Stock in connection with the sale of certain assets to Issuer as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on September 23, 2008.  Katz is the President and sole shareholder of ATA and NCDC and may be deemed to be the beneficial owner of all shares of Issuer Common Stock held by ATA and NCDC, which in the aggregate is 3,200,000.  In March 2009, Mr. Katz transferred 150,000 shares of the Issuer Common Stock to a former employee.  On April 25, 2009, ATA’s shares were reduced by 86,538 shares of Issuer Common Stock and NCDC’s shares were reduced by 8,654 shares of Issuer Common Stock from the escrow agreement maintained to insure satisfaction of certain conditions in connection with the transaction described above.  After taking into account the adjustments, Mr. Katz’s beneficial ownership of shares of the Issuer’s Common Stock is 2,963,462.

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

(a)  Katz is the beneficial owner of a total of 2,963,462 shares of Issuer Common Stock or 8.6%.

(b)  Katz has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 2,963,462 of the shares of Issuer Common Stock beneficially owned, which includes2,802,116 shares held by ATA and 161,346 shares held by NCDC.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2009

/s/ Ron Katz
Ron Katz

American Timeshare Associates, Inc.

By: /s/ Ron Katz
Name: Ron Katz
Title: President

Net Com Data Corp. of N.Y.

By: /s/ Ron Katz
Name: Ron Katz
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).